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                                GERALD YAKIMISHYN
                                    PRESIDENT
                               EWORLD TRAVEL CORP.
                        34700 Pacific Coast Highway, #303
                           Capistrano Beach, CA 92624
            (Name and Address of Person Authorized to Receive Notices
          and Communications on Behalf of the Person Filing Statement)
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                                 WITH A COPY TO:
                             KARL E. RODRIGUEZ, ESQ
                              24843 Del Prado, #318
                              Dana Point, CA 92629
                                 (949) 248-9561
                               fax (949) 248-1688
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                                  FORM 10-KSB*

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   [X]  SPECIAL  FINANCIAL  REPORT  PURSUANT  TO
EXCHANGE  ACT  RULE  15D-2


                       Commission File Number:  000-28429


                               EWORLD TRAVEL CORP.


Nevada                                                                68-0423301
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


34700  Pacific  Coast  Highway,  Suite  303,  Capistrano  Beach  CA        92624
(Address of principal executive offices)                              (Zip Code)

Registrant's  telephone  number,  including  area  code:         (949)  248-1765

Securities  registered  pursuant  to  Section  12(b)  of  the  Act:         None

Securities  registered  pursuant  to  Section  12(g)  of  the Act:     2,682,000

                         *  This  Annual  Report  on  Form 10-KSB is being filed
pursuant to Rule 15d-2 under the Securities Exchange Act of 1934 and contains only certified financial statements for the fiscal year ended December 31, 1999, as required by the Rule

Yes[x] No[] (Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.)

[] (Indicate by check mark whether if disclosure of delinquent filers ( 229.405) is not and will not to the best of Registrant's knowledge be contained herein, in definitive proxy or information statements incorporated herein by reference or any amendment hereto.)

                                  INTRODUCTION

                         This  Report contains only financial statements for the
fiscal  year  ended  December  31,  1999

     On December 9, 1999, eWorld Travel Corp. ("We") filed a Form 10-SB Registration Statement under the Securities Exchange Act of 1934. On May 3, 2000, we filed a copy of the Certified Financial Statements attached hereto in our Quarterly Report on Form 10-QSB. There has been no change in our Audited Financial Statements for the year ended December 31, 1999.

     Pursuant to Exchange Act Rule 15d-2, we now again file the following financial statements:

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
F-99 Audited Financial Statements for the years ended December 30, 1999, 1998; and from inception December 10, 1998
--------------------------------------------------------------------------------


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-KSB Report for the year ended December 31, 1999, has been signed below by the following person on behalf of the Registrant and in the capacity and on the date indicated.

Dated:  August  3,  2000


               EWORLD TRAVEL CORP.

                       by
/s/Gerald Yakimishyn          /s/Kirt W. James
   Gerald  Yakimishyn            Kirt  W.  James
   President/Director            Secretary/Director

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                                  EXHIBIT F-99

                          AUDITED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED DECEMBER 30, 1999, 1998
--------------------------------------------------------------------------------

                                      CONTENTS

Independent Auditors' Report                              5

Balance Sheets                                            6

Statements of Operations                                  7

Statements of Stockholders' Equity                        8

Statements of Cash Flows                                  9

Notes to the Financial Statements                         10

                          INDEPENDENT AUDITOR S REPORT



To the Board of Directors and Stockholders of eWorld Travel Corporation

We have audited the accompanying balance sheets of eWorld Travel Corporation (a Development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders equity and cash flows for the year ended December 31, 1999 and from inception on December 10, 1998 through December 31, 1998 and 1999. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eWorld Travel Corporation (a Development Stage Company) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the year ended December 31, 1999 and from inception on December 10, 1998 through December 31, 1998 and 1999 in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company s recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management s plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Crouch, Bierwolf & Chisholm
Crouch, Bierwolf & Chisholm
Salt  Lake  City,  Utah
January  28,  2000

                            EWorld Travel Corporation
                          (a development Stage Company)
                                 Balance Sheets

                                            December  31,          December  31,
                                                1999                   1998
--------------------------------------------------------------------------------

                                     ASSETS

Current  assets
   Cash                                     $     1,825                  $     0
Total  Current  Assets                            1,825                        0
                                            ===========                  =======
      Total  Assets                         $     1,825                  $     0
                                            ===========                  =======

                      LIABILITIES AND STOCKHOLDERS  EQUITY

Current  Liabilities
Accounts payable-related party (Note4)              385                        0
Total  Current  Liabilities                         385                        0
                                            ===========                  =======
Stockholders  Equity
   Common  Stock,  authorized
     100,000,000  shares  of  $.001  par  value,
     issued  and  outstanding  2,682,000  and
     2,000,000  shares                            2,682                    2,000
   Additional  Paid  in  Capital                 36,118                   18,000
   Less:  Subscription  receivable               (1,000)                (20,000)
   Deficit  Accumulated  During  the
     Development  Stage                         (36,360)                       0
                                            -----------                  -------
Total  Stockholders  Equity                       1,440                        0
                                            -----------                  -------
Total  Liabilities  and
Stockholders  Equity                        $     1,825                  $     0
                                            ===========                  =======
    The accompanying notes are an integral part of these financial statements

                            EWorld Travel Corporation
                          (a development Stage Company)
                            Statements of Operations
                                                                        From
                                                                 inception  on
                                                       From         December  10
                                   For  the         December  10,        1998
                                  Year Ended         1998 Through      through
                                  December 31,        December 31,  December 31,
                                      1999               1998               1999
--------------------------------------------------------------------------------
Revenues:                     $           0            $     0       $         0
                              -------------            -------       -----------
Expenses:
General  and  administrative         36,360                  0            36,360
Total  Expenses                      36,360                  0            36,360
                              --------------           -------       -----------
Net  Loss                     $     (36,360)           $     0       $  (36,360)
Net  Loss  Per  Share         $       (.014)           $     0       $    (.014)
Weighted  average
 shares  outstanding              2,618,860          2,000,000        2,564,860
                              =============          =========       ===========
    The accompanying notes are an integral part of these financial statements

                            EWorld Travel Corporation
                          (a development Stage Company)
                       Statements of Stockholders' Equity

                                                                       Deficit
                                                                     Accumulated
                                                        Additional   During  the
                                   Common  Stock          paid-in    Development
                               Shares         Amount      capital          Stage
--------------------------------------------------------------------------------

Common  stock,  issued  at  inception  for
cash  at  $.01  per share     2,000,000    $ 2,000        $ 18,000       $     0

Net  loss  for  the  period  ended
 December  31,  1998                  0          0               0             0

Balance, December 31, 1998    2,000,000      2,000          18,000             0
                              ---------      -----          ------      --------
Common  stock  issued  for  cash
 at  $.025 per share            672,000        672          16,128             0

Common  stock  issued  for  cash
at  $.20  per  share             10,000         10           1,990             0

Net  loss  for  the  year  ended
December  31,  1999                   0          0               0      (36,360)
                              ---------     ------         -------     ---------
Balance, December 31, 1999    2,682,000     $2,682         $36,118     $(36,360)
                              =========     ======         =======     =========
    The accompanying notes are an integral part of these financial statements

                            EWorld Travel Corporation
                          (a development Stage Company)
                            Statements of Cash Flows

                                                From  December From inception on
                                     For  the      10,  1998    December 10 1998
                                   Year  ended      Through         through
                                   December  31,  December  31,    December 31,
                                      1999            1998            1999
--------------------------------------------------------------------------------

Cash  Flows  form  Operating
 Activities
Net  loss.. . . . . . . . . . . . . $(36,360)          $     0         $(36,360)
                                   ---------------------------------------------
Adjustments  to  reconcile
net  loss  to  net  cash
provided  by  operations:
Increase  in  payables . . . . . . . .  385                 0                385

Net  Cash  (Used)  Provided  by
Operating  Activities . . . . . . . (35,975)                0           (35,975)
                                    --------------------------------------------
Cash  Flows  from  Investment
Activities:. . . . . . . . . . . . . . .  0                 0                  0

Net  Cash  (Used)  Provided  by
Investing  Activities. . . . . . . . . .  0                 0                  0
                                    --------------------------------------------
Cash  Flows  from  Financing
Activities:
Issued common stock for cash . . . . 37,800                 0             37,800

Net  Cash  (Used)  Provided  by
Financing  Activities . . . . . . .  37,800                 0             37,800
                                    --------------------------------------------
Net increase (decrease) in cash . . . 1,825                 0              1,825
                                    --------------------------------------------
Cash,  beginning  of  period . . . . . .  0                 0                  0
                                    --------------------------------------------
Cash,  end  of period. . . . . . . . $1,825           $     0             $1,825
                                    ============================================
    The accompanying notes are an integral part of these financial statements

                            EWorld Travel Corporation
                          (a development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998
NOTE  1  -  Summary  of  Significant  Accounting  Policies

     a.  Organization

    eWorld Travel Corporation (the Company) was incorporated on December 10, 1998 under the laws of the state of Nevada. The Company was organized to provide internet-based travel services. The Company has not yet secured operations and is in the development stage according to Financial Accounting Standards Board Statement No. 7.

     b.  Accounting  Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

     The  computation  of  earnings  per  share  of common stock is based on the
weighted  average  number     of shares outstanding at the date of the financial
statements.

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $36,360 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2015. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

     Deferred tax assets and the valuation account is as follows at December 31, 1999 and 1998.

                                December  31,    December 31,
                                   1999               1998
                                   ----               ----
   Deferred  tax  asset:
   NOL  carrryforward           $  5,454              $  0
Valuation  allowance              (5,454)             $  0
----------------------------------------------------------
Total                           $      0              $  0


NOTE  2  -  Going  Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management s plan to find an operating company to merge with, thus creating necessary operating revenue.

                            EWorld Travel Corporation
                          (a development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE  3  -  Development  Stage  Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE  4  -  Related  Party  Transactions

     During 1999, an officer paid expenses on behalf of the Company in the amount of $385.

NOTE  5  -  Equity

   During 1999, the Company issued 672,000 shares of common stock for cash of $16,800 and 10,000 shares of common stock for cash of $1,000 and a subscription receivable of $1,000.

   During 1998, the Company issued 2,000,000 shares of common stock for a subscription receivable of $20,000. The Company received the $20,000 in January 1999.